Exhibit 99.47

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Cybin Inc. (formerly, Clarmin Explorations Inc.) (the “Company”)

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

ITEM 2	Date of Material Change

January 18, 2021

ITEM 3	News Release

News releases announcing the material change were disseminated by the Company on January 18, 2021 and January 19, 2021 through BusinessWire.

ITEM 4	Summary of Material Change

The Company announced on January 18, 2021 that it entered into an agreement with Canaccord Genuity Corp. (“Canaccord” or the “Lead Underwriter”) on behalf of a syndicate of underwriters led by Canaccord (together, with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 8,900,000 units of the Company (the “Units”) at a price of CDN$2.25 per Unit (the “Issue Price”), for aggregate gross proceeds of CDN$20,025,000 (the “Offering”).

On January 19, 2021, the Company announced an increase to the size of the Offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a “bought deal” basis, 13,340,000 Units at the Issue Price for aggregate gross proceeds of CDN$30,015,000.

Each Unit will be comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share (a “Warrant Share”) for a period of 36 months following the closing of the Offering (the “Closing”) at an exercise price of CDN$3.25 per Warrant Share. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds CDN$5.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than thirty (30) trading days’ notice.

The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time on or up to 30 days after the closing of the Offering, to purchase, or to find substituted purchasers for, up to an additional 2,001,000 Units at the Issue Price to cover over-allotments, if any, and for market stabilization purposes. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be CDN$34,517,250.

The Underwriters are to be paid a cash commission equal to 6% of the gross proceeds of the Offering (3% on president’s list investors) and to receive Unit purchase warrants of the Company (the “Underwriters’ Warrants”) equal to 6% (3% on president’s list investors) of the number of Units sold under the Offering, with each Underwriters’ Warrant being exercisable to acquire one Unit at the Issue Price for a period of 36 months from the Closing.

ITEM 5	Full Description of Material Change

See the Company’s press releases attached as Schedules “A” and “B”.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

ITEM 7	Omitted Information

N/A

ITEM 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at (908) 764-8385.

ITEM 9	Date of Report

January 19, 2021

SCHEDULE “A”

See attached.

SCHEDULE “B”

See attached.